FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                                                                                                            GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) I give details of the following changes in the interests in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

Director	Transaction
Sir Andrew Witty	The sale of 1,025 Ordinary Shares and the repurchase of 1,017 Ordinary Shares, and transfer into an ISA, at a price of 1488.75p and 1488.34p per share respectively, on 28 April 2016.
Director's Connected Persons	Transactions
Lady Caroline Witty	The sale of 1,026 Ordinary Shares and the repurchase of 1,018 Ordinary Shares, and transfer into an ISA, at a price of 1487.65p and 1487.90p per share respectively, on 28 April 2016.
Sir Andrew Witty's Connected Person	The sale of 1,026 Ordinary Shares and the repurchase of 1,018 Ordinary Shares, and transfer into an ISA, at a price of 1487.75p and 1486.90p per share respectively, on 28 April 2016.
Sir Andrew Witty's Connected Person	The sale of 1,028 Ordinary Shares and the repurchase of 1,019 Ordinary Shares, and transfer into an ISA, at a price of 1484.60p and 1485.40p per share respectively, on 28 April 2016.

The Company and the above mentioned persons were advised of these transactions on 29 April 2016.

V A Whyte
Company Secretary

29 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 29, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc